Sprott Focus Trust, Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2600

Toronto, Ontario, Canada M5J 2J1

March 9, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering September 30, 2019 through September 30, 2020 for Sprott Focus Trust, Inc.

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), please find the following information with respect to Sprott Focus Trust, Inc. (the “Trust”). Please note for the Securities and Exchange Commission’s records, the following:

a)	A copy of the Trust’s executed Fidelity Bond is enclosed under Exhibit 1;

b)

A copy of the resolutions adopted by the Trust’s Board of Trustees, a majority of which are not considered “interested persons” within the meaning of the Investment Company Act of 1940, as amended, on March 4, 2020, approving the amount, type, form and coverage of the Joint Fidelity Bond as enclosed under Exhibit 2;

c)	The Fidelity Bond will cover the period from September 30, 2019 through September 30, 2020; and

d)	The premiums have been paid for the period from September 30, 2019 through September 30, 2020.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ Thomas W. Ulrich
Thomas W. Ulrich
President

Enclosure

AIG Insurance Company of Canada 120 Bremner Boulevard Suite 2200 Toronto, ON M5J 0A8 1-416- 596-2747 Direct 1-855-453- 1063 Fax Scott.Taylor@aig.com

EXHIBIT 1

FINAL BINDER OF INSURANCE CONFIRMATION LETTER

September 20, 2019

Kevin Leahy

HUB INTERNATIONAL HKMB LIMITED

595 BAY ST STE 900

TORONTO, ON M5G 2E3

Insured:	SPROTT FOCUS TRUST INC.
200 BAY ST SUITE 2600
TORONTO, ON M5J 2J1

Insurance Carrier: AIG INSURANCE COMPANY OF CANADA
120 BREMNER BOULEVARD SUITE 2200, TORONTO, ON, M5J 0A8

Policy:	FIDELITY BOND FORM 14
TAB #: 1601432, SUBMISSION #: 90309659
POLICY #:01-834-95-05
RENEWAL SUBMISSION: EXPIRING POLICY #: 2-140-92-82
PROPOSED POLICY PERIOD: FROM SEPTEMBER 30, 2019 TO
SEPTEMBER 30, 2020

Dear Kevin:

I am pleased to enclose the Final Binder of Insurance drafted in accordance with our agreement for the above captioned account. Please review said binder for accuracy and contact AIG Insurance Company of Canada (the “Insurer”) prior to the effective date of policy coverage to advise of any inaccuracy(ies). If the Insurer does not hear from you prior to the effective date of policy coverage, it will be understood that the FINAL Binder of Insurance has been accepted as an accurate description of the agreed upon terms of coverage. Notwithstanding the foregoing or the payment of any premium or the issuance of any policy pursuant to this binder, this binder shall be considered to be a FINAL BINDER and, pursuant to the terms set forth in the FINAL BINDER OF INSURANCE, is conditioned upon the receipt, review and written underwriting approval of the additional information specified in the section of that binder entitled “Requirements Permitting for Voiding of Final Binder and Policy if Non-Compliance.” Upon the receipt, review and written underwriting approval of such additional information, and satisfaction of the additional conditions precedent set forth in the FINAL BINDER OF INSURANCE, a permanent binder will be sent by the Insurer.

Regards,

SCOTT TAYLOR

Underwriter

FINAL BINDER OF INSURANCE

September 20, 2019

Kevin Leahy

HUB INTERNATIONAL HKMB LIMITED

595 BAY ST STE 900

TORONTO, ON M5G 2E3

RE:	SPROTT FOCUS TRUST INC.
Fidelity Bond Form 14
Renewal Submission: Expiring Policy # 2-140-92-82
Tab #: 1601432, Submission #: 90309659
Policy Period: From September 30, 2019 to September 30, 2020

Dear Kevin:

We are pleased to confirm the Final issuance of coverage in accordance with our agreement as set forth below. Please note that such coverage is subject to the terms, conditions, limitations and other provisions contained in this Final Binder of Insurance (“Final Binder”) and the proposed base policy form:

POLICY INFORMATION
INSURED:	SPROTT FOCUS TRUST INC.
INSURED ADDRESS:	200 BAY ST SUITE 2600 TORONTO, ON M5J 2J1
JURISDICTION:	ONTARIO
TYPE OF POLICY:	FIDELITY BOND FORM 14
BASE FORM:	TSB5062CAN (05/11)
INSURANCE COMPANY:	AIG INSURANCE COMPANY OF CANADA
POLICY NUMBER:	01-834-95-05
EFFECTIVE DATE:	September 30, 2019
EXPIRATION DATE:	September 30, 2020

Single Loss Coverage Forms	Limit of Liability	Single Loss Deductible
Insuring Agreement A, B, C and F	$3,000,000 US	$25,000 US
Insuring Agreement D	$3,000,000 US	$25,000 US
Insuring Agreement E	$3,000,000 US	$25,000 US
Optional Insuring Agreements and Coverages:
Computer Systems	$3,000,000 US	$25,000 US
Audit Expense	$250,000 US	$0 US
Reportable Loss Threshold	$25,000 US
Offices Not Covered	0
Aggregate Limit		$6,000,000 US
Premium		$3,194 US
Commission		17.50%

PREMIUM:	$3,194 US
OTHER TERMS:	As per August 21, 2019 indication
IMPORTANT CONDITIONS OF BINDER	See below.

ENDORSEMENTS

The following endorsements will be added to the basic policy:

#	Form #	Ed Dt	Title
1	119002	03/15	IMPERSONATION FRAUD (FRAUDULENTLY-INDUCED PAYMENT COVERAGE) — $250K LIMIT OF LIABILITY, $50K DEDUCTIBLE
2	101798	06/09	INSURING AGREEMENT (F) COUNTERFEIT CURRENCY AMENDED RIDER
3	101820	06/09	STOP PAYMENT LIABILITY RIDER - $250K LIMIT OF LIABILITY, $50K DEDUCTIBLE
4	111581 CAN	03/17

COMPUTER CRIME COVERAGE RIDER

– policy limit/ded/policy ded for call back

Computer Systems Fraud

Data Processing Service Operations

Voice Initiated Transfer Fraud – covered under Fraudulent

Transfer Rider

Telefacsimile Transfer Fraud

Destruction of Data or Programs by Hacker

Destruction of Data or Programs by Virus

Voice Computer Systems Fraud

5	121263	04/17	FRAUDULENT TRANSFER INSTRUCTIONS RIDER - policy limit/ded/policy ded for call back
6	123772 CAN	03/17	REDEMPTION OF CANADA SAVINGS BONDS RIDER
7	101918	06/09	CENTRAL HANDLING OF SECURITIES RIDER
8	123775 CAN	03/17	MAIL COVERAGE RIDER - policy limit/ded
9	123940 CAN	04/17	NOTICE OF CANCELLATION TO SELF REGULATORY ORGANIZATION RIDER - FINRA
10	101779 CAN	04/17	AUDIT EXPENSE COVERAGE RIDER - $250K LIMIT OF LIABILITY, $0 DEDUCTIBLE
11	109414 CAN	03/17	TERMINATION OR CANCELLATION SECTION AMENDED RIDER
12	101801	06/09	INSURING AGREEMENT (A) FIDELITY AMENDED RIDER
13	101797	06/09	CLAIMS EXPENSE RIDER - $250K LIMIT OF LIABILITY, $0 DEDUCTIBLE
14	C0072 CAN	10/09	US CURRENCY (UNITED STATES)
15	113011	10/12	PROTECTED INFORMATION EXCLUSION
16	115642	07/12	STATUTORY CONDITIONS AMENDATORY FOR NON-PROPERTY
17	78859	10/01	FORMS INDEX ENDORSEMENT

Modification to Quote Letter or Other Instructions:

N/A

Requirements Permitting for Voiding of Final Binder and Policy if Non-Compliance:

When signed by the Insurer, as denoted below, the coverage described above takes effect from 12:01 a.m. on the Effective Date listed above (hereinafter “Effective Date”) to 12:01 a.m. on the Expiration Date listed above pursuant to the terms, conditions and exclusions of the policy form, any policy endorsements enumerated in this Final Binder, and any modifications of such terms as described in the Final Binder’s section entitled “Modification to Quote Letter or Other Instructions.”

Subjectivities And Other Conditions Precedent To Coverage:

The following requirements are conditions precedent to the coverage afforded by this Final Binder and any policy issued pursuant to this Final Binder:

(a)	That the following be provided to the Insurer (“Subject-To Information”):

None

(b)	no material change in the risk occurs between the date of this Final Binder and the Effective Date; and

(c)

the Insured does not submit notice of a “Claim” as that term is defined in the policy form, or facts or circumstances that could give rise to a “Claim,” between the date of this Final Binder and the Effective Date.

In the event:

1.	the “Subject-To” Information has not been received, reviewed and approved, in writing, by the Insurer within 30 days from the date of this Final Binder;

2.	a material change in the risk occurs between the date of this Final Binder and the Effective Date; or

3.

the Insured submits notice of a “Claim” as that term is defined in the policy form, or facts or circumstances that could give rise to a “Claim” between the date of this Final Binder and the Effective Date;

then this Final Binder and any policy issued pursuant to this Final Binder will be automatically null and void ab initio (“from the beginning”) and will have no effect regardless of the gravity of the failing, or degree of non-compliance, and, with respect to the required approval of the Subject-To Information, whether or not such non-compliance arises before or after the Effective Date, unless the Insurer communicates, expressly and in writing, that it has waived the above conditions precedent, or, with respect to the Subject-To Information, unless the Insurer communicates, expressly and in writing, that it has extended the time within which the Subject-To Information must be received, reviewed and approved. It shall be within the Insurer’s sole and absolute discretion to waive any one or all of these conditions precedent or grant such an extension at any time, and the Insurer’s silence shall not, under any circumstances, be deemed to effect such a waiver or extension, except that with respect to the Subject-To Information, such waiver may also be communicated through issuance of a final binder letter that does not request the Subject-To Information. In the event an extension or extensions for approval of the Subject-To Information is granted, then all other terms and conditions of this Final Binder shall automatically apply to such extension(s), including without limitation that this Final Binder and the policy shall become automatically null and void if the Subject-To Information is not approved by the extended date.

Please note this Final Binder of Insurance contains only a general description of coverages provided. For a detailed description of the terms of a policy you must refer to the policy itself and the endorsements bound herein.

Cancellation of Final Binder By Insured

Unless otherwise indicated, this Final Binder may be cancelled by the Insured, or by the Broker on the behalf of the Insured, by written notice to the Insurer or by the surrender of this Final Binder stating when thereafter such cancellation shall be effective. If cancellation of this Final Binder by or on the behalf of the Insured is effective after the Effective Date, then the Insurer shall be entitled to the earned premium, on a pro-rata basis, for the covered period. Should the Insured cancel this Final Binder pursuant to the terms of this paragraph, such cancellation shall have no effect on the enforceability of the above provisions regarding voiding of this Final Binder and any policy issued pursuant to this Final Binder.

Premium Payment:

Our accounting procedures require that payment of the premium be remitted within 60 days of the Effective Date of coverage or 30 days from the billing date, whichever is later. We appreciate your compliance with this procedure.

We appreciate your business and we hope that we can be of further service to you in the near future.

Bound by:

/s/ Scott Taylor	Date:	September 20, 2019
SCOTT TAYLOR		AIG Insurance Company of Canada

CUSTOMER ADVISORY REGARDING THE ENFORCEMENT OF ECONOMIC EMBARGOES AND TRADE SANCTIONS

This Trade Sanction Advisory is part of AIG Insurance Company of Canada comprehensive compliance program and is meant to serve as a reminder of the existing applicable legal requirements with respect to Trade Sanctions.

Your rights as a policyholder and payments to you, any insured or claimant, for loss under this policy may be affected by the administration and enforcement of economic embargoes and trade sanctions applicable to you, any insured, claimant and/or to the insurer and their respective controlling entities (hereinafter “Trade Sanctions”).

WHAT IS AN ECONOMIC EMBARGO AND/OR TRADE SANCTION

Trade Sanctions involve the imposition by a country of legal measures to restrict or prohibit trade, services or other economic activity with a target country, entity or individual. For example, the Parliament of Canada has enacted legislation authorizing the imposition of Trade Sanctions through the United Nations Act, the Special Economic Measures Act and some provisions of the Export and Import Permits Act.

Depending upon the identity, domicile, place of incorporation or nationality of the policyholder, insured, claimant, insurer, or the parent company and ultimate controlling entity of the policyholder, insured, claimant or insurer, or the country where the claim arises, Trade Sanctions of foreign countries, including the United States of America, may be applicable. The application of sanctions could necessitate the seizure or freezing of property, including but not limited to the payment of a claim.

Existing Trade Sanctions can be amended, and new Trade Sanctions can be imposed, at any time.

OBLIGATIONS PLACED ON US AS A RESULT OF TRADE SANCTIONS

If we determine that you or any insured, additional insured, loss payee, or claimant are on a prohibited list or are connected to a sanctioned country, entity or individual, or a prohibited activity, as designated by the relevant Trade Sanction, we may be required to comply with the requirements of the applicable Trade Sanction, which by way of example, may include blocking or “freezing” property and payment of any funds and the reporting of such occurrences to the relevant authorities within the prescribed time periods, if any.

POTENTIAL ACTIONS BY US

Depending upon the requirements of the relevant Trade Sanction:

1.

We may be required to immediately cancel your coverage effective on the day that we determine that we have transacted business with an individual or entity associated with your policy on a prohibited list or connected to a sanctioned country as described in the relevant Trade Sanction.

2.

If we cancel your coverage, you may not receive a return premium unless permitted pursuant to the relevant Trade Sanction. All blocked or frozen funds will be placed in an interest bearing blocked account established on the books of a financial institution.

3.

We may not pay a claim, accept premium or exchange monies or assets of any kind to or with individuals, entities or companies (including a bank) on a prohibited list or connected to, or carrying on business in, a sanctioned country as designated by the relevant Trade Sanction. Furthermore, we may not defend or provide any other benefits under your policy to individuals, entities or companies on a prohibited list or connected to, or carrying on business in, a sanctioned country as designated by the relevant Trade Sanction.

EXHIBIT 2

March 4, 2020 Sprott Focus Trust, Inc. Board of Trustees Meeting

WHEREAS, the amount of the coverage under such Fidelity Bond for the Fund is the amount required by Rule 17g-1 promulgated under the 1940 Act; and

WHEREAS, the custody and safekeeping of the Fund’s securities are exclusively the obligation of the Custodian; and

WHEREAS, no employee of the Fund, employee of the Adviser, or employee of the Sub-Adviser has access to the Fund’s portfolio securities.

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

FURTHER RESOLVED, that the President of the Fund is designated as the person who shall execute the Fidelity Bond on behalf of the Trust and make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1.